Exhibit 99.1

CIIG II and Zapp Complete Business Combination

Zapp’s ordinary shares and warrants to list on the Nasdaq under the symbols “ZAPP” and “ZAPPW” respectively on May 1, 2023

NEW YORK and LONDON, April 28, 2023 – CIIG Capital Partners II, Inc. (“CIIG II”), a Delaware corporation and a former U.S. publicly-listed special purpose acquisition company, today announced the closing of its previously announced business combination (the “Business Combination”) with Zapp Electric Vehicles Limited (“Zapp” or the “Company”), a private company limited by shares registered in England and Wales and a UK-based, high-performance two-wheel electric vehicle company. The combined company, Zapp Electric Vehicles Group Limited (“Pubco”), a Cayman Islands exempted company, will commence trading of its ordinary shares and warrants on the Nasdaq Stock Market under the ticker symbols “ZAPP” and “ZAPPW”, respectively, on May 1, 2023. The Business Combination was approved by CIIG II stockholders at a special meeting held on April 14, 2023.

Zapp is a British company on a mission to redefine the electric two-wheeler segment. Zapp’s debut product, the i300, is an urban electric high-performance two-wheeler capable of traditional motorcycle levels of performance in a step-through format, combining ease of use with exhilaration and fun.

“Since the beginning, a public listing has always been important to us, and everyone’s effort on this aspect of our business has made that goal a reality,” said Swin Chatsuwan, Founder and Chief Executive Officer of Zapp. “We would like to thank the teams from CIIG II and SPAC Advisory Partners for their support and cooperation in making this possible. Our Nasdaq debut also reflects and honors the hard work and creative minds that have made Zapp one of the leading innovators in the electric two-wheeler market.”

Gavin Cuneo, CIIG II’s Co-Chief Executive Officer, commented, “We are excited to close our business combination with Zapp, which will help to scale the Company’s business plan. As the highly fragmented electric two-wheeler category continues growing rapidly, we believe Zapp’s exceptional team and distinctive product design will solidify the Company as a leader in electric two-wheeler mobility.”

Advisors

SPAC Advisory Partners, a division of Kingswood Capital Partners, served as exclusive financial advisor to Zapp. Latham & Watkins LLP served as legal advisor to Zapp. Weil Gotshal & Manges LLP and Orrick, Herrington & Sutcliffe LLP served as legal advisors to CIIG II. Gateway Group served as global investor relations and media relations advisor for North America. Influence Emobility served as global media relations advisor.

About CIIG II

CIIG Capital Partners II, Inc. initially was a Delaware special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. CIIG II’s units, Class A common stock and warrants previously traded on the Nasdaq Stock Market under the ticker symbols “CIIGU,” “CIIG,” and “CIIGW” respectively.

About Zapp

Zapp Electric Vehicles Limited is an electric motorcycle company run by a team of experts from the mobility industry. The i300 is the first in a suite of high-performance electric two-wheelers expected to come to market from Zapp. Zapp plans to offer a high-quality direct-to-customer experience known as DSDTC (drop-ship-direct-to-customer). Customers ordering the i300 online will have their bikes conveniently delivered to their home by “Zappers,” who will provide at-home inspection, service and support throughout the vehicle ownership lifecycle.

Investor Relations Contact:

Gateway Investor Relations

Cody Slach, Ralf Esper

+1 (949) 574-3860

zapp@gatewayir.com

North America Media Relations Contact:

Gateway PR

Zach Kadletz

+1 (949) 574-3860

zapp@gatewayir.com

Global Media Relations Contact:

Influence Emobility

Lisa Palmer

+44 (0) 7956 710028

pr@zappev.com

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of U.S. federal securities laws with respect to the Business Combination between Zapp, CIIG II and Pubco, including without limitation statements regarding the benefits of the transaction, the anticipated growth in the industry in which Zapp operates, the anticipated growth in demand for Zapp’s products, and projections of Zapp’s future operating results, financial position and liquidity. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “budget,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from the information expressed or implied by these forward-looking statements. Forward-looking statements are not historical facts but rather are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the effect of the consummation of the Business Combination on Zapp’s business relationships, performance, and business generally, (ii) the outcome of any legal proceedings that may be instituted against Zapp, CIIG II, Pubco and/or their respective directors or officers related to the Business Combination, (iii) the potential inability of Pubco or a successor thereto to maintain the listing of its securities on the Nasdaq Stock Market, (iv) volatility in the price of the securities of Pubco or a successor thereto due to a variety of factors, including changes in the competitive and highly regulated industries in which Zapp plans to operate, variations in performance across competitors, changes in laws and regulations affecting Zapp’s business, (v) changes in the capital structure of Pubco, (vi) Zapp’s ability to implement business plans, forecasts and other expectations as well as its ability to identify and realize additional business opportunities, (vii) the risk of downturns in the highly competitive electric vehicle industry, (xiii) the ability of Zapp to build the Zapp brand and consumers’ recognition, acceptance and adoption of the Zapp brand, (ix) the risk that Zapp may be unable to develop and manufacture electric vehicles of sufficient quality, on schedule and scale, that would appeal to a large customer base, (x) the risks associated with Zapp’s limited operating history, its not having released a commercially available electric vehicle yet, and its lack of experience manufacturing and selling a commercial product at scale, and (xi) the risk that Zapp may not be able to effectively manage its growth, including its design, research, development and maintenance capabilities.

The foregoing list of risk factors is not exhaustive. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Pubco’s registration statement on Form F-4 and other documents filed by Pubco or a successor thereto from time to time with the U.S. Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The forward-looking statements in this document represent the views of Pubco as of the date of this document. Subsequent events and developments may cause these views to change. Readers are cautioned not to put undue reliance on the forward-looking statements herein, all of which are qualified by these cautionary statements. Pubco assumes no obligation and does not intend to update or revise the forward-looking statements herein, whether as a result of new information, future events, or otherwise. Pubco does not give any assurance that the combined company will achieve its expectations. The inclusion of any statement in this document does not constitute an admission by Pubco or any other person that the events or circumstances described in such statement are material.